EXHIBIT 12-1

Michigan Consolidated Gas Company and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges
(Thousands of Dollars)

	Twelve Months Ended	Twelve Months Ended	Twelve Months Ended
	June 30, 1999	December 31, 1998	December 31, 1997

Earnings as Defined(1)
Pre-tax income	$154,088	$114,619	$125,630
Fixed charges	59,794	61,304	57,905

Earnings as defined	$213,882	$175,923	$183,535

Fixed Charges as Defined(1)
Interest on long-term debt	$46,776	$47,091	$47,024
Interest on other borrowed funds	10,801	12,113	8,664
Amortization of debt discounts, premium and expense	1,033	955	1,032
Interest implicit in rentals(2)	1,184	1,145	1,185

Fixed charges as defined	$59,794	$61,304	$57,905

Ratio of Earnings to Fixed Charges	3.58	2.87	3.17

Notes:

(1)	Earnings and fixed charges are defined and computed in accordance with Item 503 of Regulation S-K.

(2)	This amount is estimated to be a reasonable approximation of the interest portion of rentals.

      MichCon is a guarantor of certain other debt. Fixed charges related to such debt are deemed to be immaterial and therefore have been excluded from the above ratios.